Exhibit 21

SUBSIDIARIES OF THE REGISTRANT

The First National Bank of Mifflintown, a national bank organized under the federal laws of the United States of America, is a wholly-owned subsidiary of First Community Financial Corporation.

First Community Financial Capital Trust I, a Delaware statutory trust, was formed by First Community Financial Corporation as a wholly-owned subsidiary for the purpose of issuing trust preferred securities.